UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
Amendment No. 1

	      Agile Software Corp

	     (Name of Issuer)

              Common Stock

	(Title of Class of Securities)

              00846X105

	     (CUSIP Number)



           February 28, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[   ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)


CUSIP No.  00846X105

1.Names of Reporting Persons.

Transamerica Investment Management, LLC

I.R.S. Identification Nos. of above persons (entities only).

06-1564377

2.Check the Appropriate Box if a Member of a Group

(a) [  ]
(b) [ X ]

3.SEC Use Only

4.Citizenship or Place of Organization

            Delaware, United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

5.Sole Voting Power	942,939

6.Shared Voting Power	None

7.Sole Dispositive Power	2,618,840

8.Shared Dispositive Power	None

9.Aggregate Amount Beneficially Owned by Each Reporting Person	2,618,840

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 4.81%

12.Type of Reporting Person:  IA



Item 1(a).	Name of Issuer:

		Agile Software Corp

Item 1(b).	Address of Issuer's Principal Executive Offices:

		6373 San Ignacio Avenue
		San Jose, CA 95119




Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

		Transamerica Investment Management, LLC
		1150 South Olive Street, Suite 2700
		Los Angeles, CA 90015
		Delaware


Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		00846X105


Item 3.	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
	or (c), Check Whether the Person Filing is a:

	(a) - Broker or dealer registered under Section 15 of the Act.
	(b) - Bank as defined in Section 3(a)(6) of the Act.
	(c) - Insurance company as defined in Section 3(a)(19) of the Act.
	(d) - Investment company registered under Section 8 of the Investment Company
        	Act of 1940.
	(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) - An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);
	(g) - A parent holding company or control person in accordance with 240.13d-
		1(b)(1)(ii)(G);
	(h) - A savings association as defined in Section 3(b) of the Federal Deposit
		 Insurance Act;
	(i) - A church plan that is excluded from the definition of an investment
		 company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) - Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership:

	a. Amount beneficially owned: 2,618,840

	b. Percent of Class: 4.81%

	c. Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote:  942,939

		(ii) Shared power to vote or to direct the vote:  None

		(iii)Sole power to dispose or to direct the disposition of: 2,618,840

		(iv) Shared power to dispose or to direct the disposition:  None



Item 5.	Ownership of Five Percent or Less of a Class:

	[ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company of Control
	Person:

	Not applicable.

Item 8.	Identification and Classification of Members of the Group:

	Not applicable.

Item 9.	Notice of Dissolution of Group:

	Not applicable.

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


		SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	March 10, 2006


	By:/s/ Gary U. Rolle

Name:	 Gary U. Rolle
Title:   Chief Investment Officer